Exhibit 99.1

Neptune Appoints Joseph Buaron and Michael de Geus to Board of Directors

LAVAL, QC, April 6, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), is pleased to announce today the appointments of Joseph Buaron and Michael A. de Geus to the Company's Board of Directors.

"We are very pleased to welcome two such experienced and accomplished individuals to our Board of Directors," said Michael Cammarata, Chief Executive Officer of Neptune Wellness Solutions.  "Joseph's vast array of technology expertise and Michael's expansive understanding of government and policy, combined with both of their entrepreneurial expertise will be instrumental as we continue to work towards our vision of becoming a leader in the health and wellness space."

"We are very excited to draw on the diverse backgrounds, significant knowledge and deep relationships of our new board members," said John Moretz, Chairman of the Board of Directors of Neptune Wellness Solutions. "Joseph and Michael will add substantial value as we continue to grow our business across North America and redefine health and wellness with innovative industry leading products."

Mr. Buaron is a seasoned Chief Technology Officer with over two decades of related experience as an entrepreneur, programmer, solutions architect, and DevOps engineer. He is the Co-founder and CTO of goPeer, Canada's first regulated consumer peer to peer lender. Additionally, he serves as Chief Strategy Officer of Loti Wellness Inc., a Canadian self care consumer brand. Prior to goPeer and Loti Wellness, he served in multiple senior technology and system administrator positions at Unilever, Schmidt's Naturals, Paymentus, Acuity Ads Inc., and EQ Works (Formerly Cyberplex Inc.). He also founded and served as president of Future Point Inc., which provided leading and innovative web and application hosting solutions until the company was sold in 2007.

Mr. de Geus is a highly accomplished security executive with domestic and international cyber investigative and physical security experience. He is the founder and Chief Executive Officer of Leatherback Gear, LLC., a producer of bullet proof backpacks. He also served as a Special Agent in federal law enforcement with the Department of Homeland Security and has served on various assignments both physically and with cyber security since 2008. Previously, he served as the Director of Sales at Koro Sun Report in the Fiji Islands and as a consultant for MD Consulting, working on various projects from developing branding and new store layouts to helping with various start-up companies. Mr. de Geus is a Ph.D. Candidate in Public Policy specializing in Homeland Security at Walden University, holds a Master of Science in International Relations from the Troy State University and holds a Bachelor of Science in Criminal Justice from California State University Fullerton.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Neptune has in excess of 100 customers across several verticals including legal cannabis and hemp, nutraceutical and consumer packaged goods. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. Neptune also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, Neptune sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. Its head office is located in Laval, Québec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 06-APR-20